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                                                 Filed by CFM Technologies, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                         Subject Company: CFM Technologies, Inc.
                                                  Commission File No.: 000-27498


                      [CFM Technologies, Inc. Letterhead]


                                                    FOR: CFM Technologies, Inc.
                                                         150 Oaklands Boulevard
                                                         Exton, PA 19341
                                                         610-280-8300

REVISED PRESS RELEASE TO INCLUDE SEC LEGENDS
FOR IMMEDIATE RELEASE
                                                CONTACT: Jeff Randall
                                                         Chief Financial Officer
                                                         610-280-8509


               MATTSON, CFM, AND STEAG ELECTRONIC SYSTEMS COMBINE
              TO CREATE COMPANY WITH $500 MILLION IN ANNUAL REVENUE

Exton, PA--June 28, 2000--CFM Technologies, Inc. (Nasdaq: CFMT), a leading manufacturer of advanced wet processing equipment for semiconductor manufacturing, today announced that it has entered into a definitive agreement to merge with Mattson Technology (Nasdaq: MTSN) in a transaction valued at approximately $175 million. Mattson Technology has also announced that it will acquire part of STEAG Electronic Systems AG's Semiconductor Equipment Division in a related transaction.

Under the terms of the agreements, shareholders of CFM will own approximately 12 percent of the resulting company, which will rank among the world's top 15 semiconductor equipment suppliers with annual revenue in excess of $500 million. The agreement provides for the exchange of 0.5223 Mattson common shares for each share of CFM common stock. The transaction is expected to be accounted for as a purchase.

Roger Carolin, CFM's President and CEO and future President of Mattson's Surface Conditioning Group, commented, "We are very excited about our prospects for growth as a part of Mattson Technology. Recently, our foremost strategic objective has been to broaden CFM's product offerings and increase our market presence in order to maximize the adoption of our technology. This agreement enables us to meet those goals by joining with a world-class supplier of conventional wet processing technology and by becoming part of a large, successful industry leader."

Brad Mattson, President and Chief Executive Officer of Mattson Technology, said, "In the past, the team with the best technology won. Today, this industry has matured to the point where critical mass is the key issue."


                                     -more-

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CFM TECHNOLOGIES, INC.                                                    PAGE 2



Carolin added, "Our customers have made it increasingly clear that they want to deal with a small number of large suppliers. This transaction will create the fourth largest global wet processing company with the broadest technology base and a strong potential for increased market penetration."

The Boards of Directors of Mattson and CFM have approved the agreement and due diligence has been completed. Contingent upon a closing between Mattson and Steag, the agreement between Mattson and CFM is subject to customary closing conditions, including shareholder approval by both companies and regulatory approvals, and is expected to close on or about January 1, 2001. Brad Mattson, who controls 18% of Mattson common stock, and Christopher F. McConnell, CFM's Chairman, who controls 16% of CFM common stock, have agreed to support and vote in favor of the transaction.

As result of the transaction, STEAG will withdraw its pending appeal of a federal district court judgment that it infringed a CFM patent covering Direct Displacement Drying(TM), and will confirm the court's judgment that the patent is valid and enforceable. This will settle the companies' patent dispute with all complaints withdrawn and the validity of CFM's patents upheld. The CFM patent is also a subject of pending suits against Dainippon Screen Manufacturing and FSI International Corp.

The discussion above regarding the Company's expectation of future sales, backlog and order and share price activity includes certain forward-looking statements on these subjects. As such, actual results may vary materially from such expectations. Factors which could cause actual results to differ from expectations include variations in the level of orders, which can be affected by general economic conditions; the timing of the recovery in the semiconductor industry, difficulties or delays in product functionality or performance, the timing of future product releases, failure to respond adequately to either changes in technology or customer preferences, failure to consummate the merger with Mattson Technology or failure to realize a successful outcome to pending patent litigation.

MATTSON PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE TRANSACTIONS AND BOTH MATTSON AND CFM EXPECT TO MAIL A PROXY STATEMENT / PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE TRANSACTIONS. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENTS / PROSPECTUSES CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENTS / PROSPECTUSES WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTSON, CFM, AND THE STEAG BUSINESS BEING COMBINED WITH MATTSON AND CFM, AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AT HTTP://WWW.SEC.GOV. COPIES OF THE REGISTRATION STATEMENT AND

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CFM'S PROXY STATEMENT / PROSPECTUS MAY BE OBTAINED FREE CHARGE FROM CFM THROUGH
THE CONTACT LISTED ABOVE.

IN ADDITION TO THE REGISTRATION STATEMENT AND THE PROXY STATEMENTS / PROSPECTUSES, MATTSON AND CFM FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED BY MATTSON AND CFM AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549 OR AT THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER

INFORMATION ON PUBLIC REFERENCE ROOMS. MATTSON AND CFM'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. MATTSON AND CFM, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM MATTSON'S AND CFM RESPECTIVE SHAREHOLDERS IN FAVOR OF THE ADOPTION OF THE DEFINITIVE AGREEMENTS. A DESCRIPTION OF ANY INTEREST THAT MATTSON'S AND CFM'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE TRANSACTIONS WILL BE AVAILABLE IN THE RESPECTIVE PROXY STATEMENTS / PROSPECTUSES.

CFM Technologies, Inc. is a leading manufacturer of advanced cleaning equipment for the semiconductor industry. Its systems provide superior contamination control and processing capabilities using a totally enclosed processing chamber. Watermarks and other drying defects are eliminated through CFM's Direct-Displace(TM) IPA vapor drying technology. CFM historically has invested in technical innovations to lower cost of ownership.


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